Exhibit L

9 October 2023

SHARE PURCHASE AGREEMENT

relating to the sale and purchase of shares in

EURONAV NV

between

Famatown Finance Limited

and

Frontline plc

as Sellers

and

CMB NV

as Purchaser

SHARE PURCHASE AGREEMENT

BETWEEN:	(1)	FAMATOWN FINANCE LIMITED, a limited company organized and existing under the laws of Cyprus, having its registered office at Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus, and registered with the company register under number HE294555 (“Famatown”);

	(2)	FRONTLINE PLC, a public limited company organized and existing under the laws of Cyprus, having its registered office at 8, John Kennedy Street, Irish House, Off. 740B, Limassol, Cyprus 3106 and registered with the company register under number HE442213 (“Frontline”);

		hereinafter referred to as the “Sellers”;

AND:	(3)	CMB NV, a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0404.535.431 (“CMB” or the “Purchaser”);

The Sellers and the Purchaser are collectively referred to as the “Parties” and each individually as a “Party”.

WHEREAS:

(A)

Euronav NV is a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium, and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0860.402.767 (the “Company” or “Euronav”). On the date of this Agreement, the Company’s share capital amounts to USD 239,147,505.82 and is represented by 220,024,713 ordinary shares with no nominal value (the “Shares”) which are listed on the regulated market of Euronext Brussels and on the New York Stock Exchange (“NYSE”).

(B)	On the date of this Agreement, Frontline and Famatown directly own an aggregate amount of 57,479,744 Shares, as follows:

(i)	Frontline owns 13,664,613 Shares (the “Frontline Shares”); and

(ii)	Famatown owns 43,815,131 Shares (the “Famatown Shares”).

(C)	On the date of this Agreement, CMB and its Affiliates directly own an aggregate amount of 50,450,000 Shares, as follows:

(i)	CMB owns 50,425,600 Shares; and

(ii)	Saverco NV owns 24,400 Shares.

(D)

The Sellers wish to sell the Frontline Shares and the Famatown Shares, respectively, to the Purchaser (together the “Sale Shares”), and the Purchaser wishes to purchase the Sale Shares from the Sellers (the “Transaction”), upon the terms and subject to the conditions set forth in this agreement (the “Agreement”).

(E)

On the date of this Agreement, Frontline will enter into a framework agreement with Euronav for the sale and purchase of 24 vessels owned by Euronav (the “Framework Agreement”), to be implemented per vessel through individualized memoranda of agreement (each a “MOA”) and a heads of agreement that contains certain overarching and coordinating terms for such MOAs (the “HOA”). The sale of the vessels under the Framework Agreement and the Transaction form part of an integrated solution to the current strategic and structural deadlock within Euronav in which each of the Parties and Euronav have a vested interest.

(F)

This Agreement is the outcome of thorough negotiations between the Parties, which are professional parties assisted by professional advisers, and reflects all elements that the Parties deem important pursuant to such negotiations. The Parties acknowledge and agree (i) to have received all relevant information for entering into this Agreement, (ii) that they have all been given the opportunity to negotiate each of the terms and conditions set forth in this Agreement, (iii) that this Agreement reflects all elements which they deem important pursuant to such negotiations and (iv) that this Agreement reflects a fair and appropriate balance between the rights and obligations of all Parties.

IT HAS BEEN AGREED AS FOLLOWS:

1	Definitions and interpretation

Schedule 1 sets out the definition of capitalized terms used in this Agreement, as well as certain principles of interpretation to be applied to this Agreement.

2	Sale and purchase of the Sale Shares

2.1	The Sale Shares

2.1.1

In accordance with the terms and subject to the conditions set out in this Agreement and in particular the Conditions Precedent, the Sellers hereby sell the Sale Shares to the Purchaser, and the Purchaser hereby purchases the Sale Shares from the Sellers, as follows:

(i)	Frontline sells the Frontline Shares to the Purchaser; and

(ii)	Famatown sells the Famatown Shares to the Purchaser.

2.1.2

Subject to the Conditions Precedent, the ownership of the Sale Shares shall be transferred to the Purchaser on the Closing Date against payment of the Purchase Price in accordance with Clause , and subject to the satisfaction of all other Closing Actions in accordance with Clause .

2.1.3	On the Closing Date, the Sale Shares are transferred and acquired in full ownership, free and clear of all Encumbrances.

2.1.4

The sale and purchase contemplated under this Agreement is indivisible and shall be valid and enforceable only to the extent it relates to all of the Sale Shares. No partial enforcement of this Agreement shall be allowed.

2.2	Rights attaching to the Sale Shares

The Sale Shares shall be sold together with all rights attaching thereto, including (without limitation) the voting rights, the right to the full amount of all dividends or other distributions that may be allocated to the Sale Shares and that are declared or paid after the Closing Date.

3	Purchase Price

3.1	Amount of the Purchase price

3.1.1	The aggregate amount of the purchase price for the Sale Shares is equal to USD 1,059,351,682 (or USD 18.43 per Share) (the “Purchase Price”).

3.1.2	The Purchase Price shall be allocated between the Sellers as follows:

(i)	an amount of USD 251,838,818 due to Frontline as consideration for the Frontline Shares; and

(ii)	an amount of USD 807,512,864 due to Famatown as consideration for the Famatown Shares,

3.2	Payment of the Purchase Price

On the Closing Date and subject to the satisfaction of the Conditions Precedent, the Purchaser shall pay the Purchase Price to the Sellers in cash by wire transfer of immediately available funds to the bank accounts designated by the Sellers.

4	Conditions Precedent

4.1	Principle

The obligation of each Seller to sell its Sale Shares and the obligation of the Purchaser to pay the Purchase Price is subject to the following conditions precedent (the “Conditions Precedent”) being satisfied (or waived in accordance with Clause ) on or before 31 December 2023 or such other date as the Parties may agree in writing (the “Long Stop Date”):

4.1.1	Frontline confirming in writing to the Purchaser that the Regulatory Condition as set out in and defined in the Framework Agreement has been satisfied or waived (the “FA Regulatory Condition”);

4.1.2

the necessary clearance decisions, consents, waivers or non-objection certificates for the Transaction with respect to the Regulatory Approvals by the relevant Governmental Authorities having been obtained, or expiry or early termination of any applicable waiting periods without any investigation or proceeding having been initiated (the “SPA Regulatory Condition”); and

4.1.3

the resolutions by Euronav’s shareholders’ meeting approving the conditionality of the transactions contemplated by the Framework Agreement on the Closing of this Agreement pursuant to Article 7:151 CCA (the “SGM”) having been filed with the clerk’s office of the enterprise court in Antwerp (the “Shareholder Approval Condition”).

4.2	Covenants

4.2.1

Frontline shall promptly provide CMB with the same information with respect to the FA Regulatory Condition as it provides to Euronav pursuant to its covenants in relation to the same under the Framework Agreement.

4.2.2	With respect to the SPA Regulatory Condition:

(i)

CMB shall, as soon as practicable after the date of this Agreement, file or cause to be filed all necessary notifications, applications, and submissions with any Governmental Authorities that are required to obtain the Regulatory Approvals.

(ii)

CMB shall use its best efforts to obtain the Regulatory Approvals as promptly as possible and shall (i) provide the Sellers with copies of all material communications with the Governmental Authorities (whereby commercially sensitive information shall be blacklined), (ii) consult with the Sellers and consider in good faith Sellers’ views and suggestions regarding the strategy and content of such communications, (iii) keep the Sellers informed of the status and progress of the Regulatory Approvals, and (iv) promptly notify the Sellers of any requests, inquiries, objections, or challenges from the Governmental Authorities relating to the Regulatory Approvals. The Sellers shall provide all reasonable assistance in this respect, including providing all information and documents in connection with the preparation, filing, and pursuit of such Regulatory Approvals. The Sellers furthermore agree that CMB may provide Euronav with this information to the extent required or useful for the pursuit of the Regulatory Approvals.

(iii)

CMB shall, at its sole cost and expense, take any and all actions and agree to any and all conditions, undertakings, divestitures, or remedies (hereinafter collectively, the “Remedies”) that are necessary or advisable to obtain the Regulatory Approvals and to avoid or eliminate any impediments or objections that may be asserted or threatened by the Governmental Authorities under applicable laws, regardless of the impact or effect of such Remedies on the value, benefits, or prospects of CMB, Euronav or any of its Affiliates. CMB shall not, without the prior written consent of the Sellers (acting jointly), (i) withdraw, amend, or modify any notifications, applications, or submissions filed with the Governmental Authorities, (ii) extend any statutory or agreed-upon deadlines or waiting periods, or (iii) consent to or enter into any settlement, agreement, or order with any Governmental Authority that would impose any Remedies or limit the Parties’ rights or obligations under this Agreement.

4.2.3	With respect to the Shareholder Approval Condition:

(i)

each Party shall use its best efforts to procure that Euronav shall convene the SGM as soon as reasonably possible after the date of this Agreement to take place as soon as reasonably possible and at the latest 60 calendar days after the date of this Agreement and that Euronav shall file the resolutions of the SGM with the clerk’s office of the enterprise court in Antwerp as soon as reasonably possible after the date thereof; and

(ii)

each Party shall (and shall cause its Affiliates) to attend and vote (in person, by proxy or by letter) all Shares held by it in favor of any resolution by the SGM to approve the conditionality of the transaction contemplated by the Framework Agreement on the Closing of this Agreement pursuant to Article 7:151 CCA.

(iii)

Each Party shall notify the other Parties as soon as reasonably possible after becoming aware that a Condition Precedent has been satisfied or that the satisfaction of a Condition Precedent has become impossible.

4.3	Fulfilment and waiver

The Conditions Precedent are for the benefit of the Purchaser and the Sellers. Any of these Conditions Precedent may only be waived (in whole or in part) by written agreement between the Purchaser and the Sellers (acting jointly). Each of the Purchaser and the Sellers (acting jointly), may individually terminate this Agreement in accordance with Clause if any of these Conditions Precedent is not fulfilled or no longer capable of being fulfilled or waived by the Long Stop Date. Such termination right is without prejudice to any other rights or remedies which a Party may have under applicable Law against another Party in relation to the non-satisfaction of such Condition Precedent.

4.4	No retroactive effect

In accordance with Article 5.147 of the Civil Code, the fulfilment of the Conditions Precedent shall not have retroactive effect.

5	Closing

5.1	Closing

Closing shall take place at the latest on the fifth Business Day after the date on which each of the Conditions Precedent were satisfied or waived in accordance with this Agreement, at the Antwerp office of Allen & Overy LLP (Uitbreidingstraat 72/b3, 2600 Antwerp, Belgium), or at such other date or place as may be agreed between the Parties. The date at which the Closing shall take place shall be referred to as the “Closing Date”.

5.2	Closing Actions

5.2.1	On the Closing Date, the Parties shall perform the following actions (the “Closing Actions”):

(i)

the Purchaser shall pay the Purchase Price to the Sellers by transferring each of the amounts set out in Clause 3.1.2 to the respective Seller by means of a wire transfer to the bank account designated by such Seller and notified by it to the Purchaser at least three Business Days before the Closing Date.

(ii)

Frontline and Famatown shall deliver the Frontline Shares and the Famatown Shares, respectively, to the Purchaser by transferring such Sale Shares into the securities account(s) of the Purchaser as notified by it to the Sellers at least three Business Days before the Closing Date, in accordance with the provisions of Schedule to the extent applicable.

(iii)	the Sellers shall deliver to the Purchaser a written statement confirming receipt of the Purchase Price in a form reasonably acceptable to the Purchaser.

(iv)

the Sellers shall deliver to the Purchaser duly executed resignation letters by Mr. John Fredriksen and Mr. Cato H. Stonex in relation to their mandates in the supervisory board of Euronav, in the form attached as Schedule .

5.2.2	The effectiveness of each of the Closing Actions is conditional upon the fulfilment of all the other Closing Actions.

5.2.3

The Purchaser may at any time waive any of the Closing Actions required to be done by the Sellers, and the Sellers (acting jointly) may at any time waive any of the Closing Actions required to be done by the Purchaser.

5.2.4

If a Party fails to fulfil any of its Closing Actions, then the Purchaser (if any of the Sellers fail to fulfil any of their Closing Actions) or the Sellers, acting jointly (if the Purchaser fails to fulfil any of its Closing Actions) may:

(i)	proceed to Closing to the extent reasonably possible and permitted by Law, which shall include for the avoidance of doubt the right to claim specific performance;

(ii)	defer Closing, in which event the provisions of this Clause shall apply to Closing so deferred, provided that Closing cannot be deferred past the Long Stop Date; or

(iii)

terminate this Agreement in accordance with Clause , in which case all Closing Actions already fulfilled shall be deemed null and void. Such termination right is without prejudice to any other rights or remedies which the non-defaulting Party may have under applicable Law against the Party in breach of its Closing Actions.

6	Undertakings of the Parties prior to Closing

6.1	Cooperation

As of the date of this Agreement until Closing, the Sellers shall fully cooperate with the Purchaser (and vice versa) to prepare and facilitate the implementation of the Transaction and the transactions referred to in the Framework Agreement.

6.2	No distributions

As of the date of this Agreement until Closing, the Parties agree and undertake to use the voting rights attached to their Shares to vote against, and procure that their representatives in the supervisory board of Euronav will vote against, any resolution by Euronav’s shareholders meeting respectively Euronav’s supervisory board (i) to propose, declare, make or pay any dividend or any other distribution of profits, reserves or issue premium or (ii) to propose, authorize or approve any share buyback or disposal of treasury shares (other than to comply with the Company’s obligations under its existing long term incentive plans).

6.3	Acting in concert

Within four Business Days following the date of this Agreement, the Parties shall file a transparency notification with Euronav and the FSMA in as far as required and applicable and to the extent the Parties and/or Euronav would be deemed to act in concert pursuant to the entering into of this Agreement and/or the Framework Agreement in accordance with applicable Laws. Upon the earlier of (i) termination of this Agreement or (ii) Closing, the Parties shall file a subsequent transparency notification notifying the end of the potential acting in concert.

6.4	Standstill

6.4.1

The Parties agree and undertake, from the date of this Agreement until Closing, not to, and procure that none of their Affiliates shall, directly or indirectly and whether alone or acting in concert with any other person, other than as explicitly provided for in this Agreement or, with respect to the Purchaser only, in relation to the Takeover Bid:

(i)

acquire or offer to acquire, or cause or encourage any other person to acquire or offer to acquire, or finance or offer to finance, or cause or encourage any other person to finance or offer to finance, the acquisition of any interest in any Shares or any option, forward contract, swap or other instrument or position with a value derived from the Shares or conveying the right to acquire or vote Shares or otherwise enter into any agreement, arrangement or understanding (whether or not legally binding) or do or omit to do any act as a result of which such party, any of its Affiliates or any other person shall or may acquire or finance the acquisition of an interest in any Shares;

(ii)

dispose or offer to dispose, or cause or encourage any other person to dispose or offer to dispose of any interest in any Shares or any option, forward contract, swap or other instrument or position with a value derived from the Shares or conveying the right to acquire or vote Shares or otherwise enter into any agreement, arrangement or understanding (whether or not legally binding) or do or omit to do any act as a result of which such party, any of its Affiliates or any other person shall or may dispose of an interest in any Shares;

(iii)

announce, make or finance, or cause or encourage any other person to announce, make or finance, an offer to acquire Shares or announce that it, any of its Affiliates or any other person, is interested in acquiring Shares;

(iv)	act in concert with or enter into any agreement, arrangement or understanding (whether or not legally binding) with any third party in connection with any offer to acquire Shares;

(v)	enter into any agreement, arrangement or understanding (whether or not legally binding) with any person in respect of the holding, voting or disposition of any Shares; or

(vi)	approve, vote in favor or in any other way allow any of its Affiliates to take any of the actions described in this Clause .

6.4.2	The Parties’ obligations stipulated in Clause shall immediately lapse in case of termination of this Agreement.

6.4.3

Notwithstanding anything else in this Agreement, as an exception to the restrictions set forth in this Clause , the Sellers may freely transfer Shares between each other. In case of any transfer of Sale Shares between the Sellers permitted pursuant to this Clause , the allocation of the Purchase Price between the Sellers and the definition of the term ‘Frontline Shares’ and ‘Famatown Shares’ will be amended mutatis mutandis.

7	Undertakings of the Parties extending after the Closing Date

7.1	Further Assurances

Each of the Parties shall from time to time furnish to each other such further information, execute such documents and perform such acts and things as any other Party may reasonably require in order to implement and carry out the intent of this Agreement and the Transaction.

7.2	Takeover Bid

Following the Closing, the Purchaser shall submit an unconditional mandatory public takeover bid on the remaining Shares that it or its Affiliates (including the Company) do not already own, in accordance with the provisions of Articles 49 and following of the Takeover Decree (the “Takeover Bid”), at the same price per Share as payable to the Sellers pursuant to this Agreement, i.e. USD 18.43 per Share, reduced on a dollar-for-dollar basis with the gross amount per Share of any distribution (in the form of capital, issue premium, dividend or otherwise) on the Shares by the Company with an ex-dividend (or similar) date prior to the settlement of the Takeover Bid (the “Bid Price”).

7.3	Undertakings relating to the Takeover Bid

7.3.1

If any Seller or parties acting in concert with it (with the exception of the Purchaser or any of its Affiliates) directly or indirectly were to acquire Shares at a higher price than the Bid Price within a time period starting on the date of this Agreement and ending on the earlier of (i) the termination of any acting in concert between any such party and the Purchaser or (ii) one year after the end of the offer period of the Takeover Bid, and as a result of such purchase, the Purchaser is under an obligation to increase its Bid Price pursuant to Article 45 of the Takeover Decree or to launch a new mandatory public takeover bid at a price higher than the Bid Price pursuant to Articles 50 or 51 of the Takeover Decree, then the Seller shall be liable to pay the price difference or Loss incurred by the Purchaser as a consequence thereof.

7.3.2

If the Purchaser or any party acting in concert with the Purchaser (with the exception of the Sellers or any of their Affiliates) directly or indirectly pays a higher Bid Price in the context of the Takeover Bid than the price per Share as payable to the Sellers pursuant to this Agreement other than pursuant to circumstances or events covered by Clause , it will pay an amount per share equal to the difference to the Sellers.

7.3.3

The Parties shall not take or cause their Affiliates to take any action that would make any of the other Parties liable or co-liable for a takeover bid (other than the obligation by the Purchaser to make the Takeover Bid). The Parties shall indemnify each other for any Loss and hold each other harmless in case of a breach of this Clause.

7.3.4

The Purchaser shall make reasonable prior consultation with the Sellers on any description of the Sellers, this Agreement, the Framework Agreement and any previous dealings between the Sellers and the Company in the prospectus and the tender offer statement on Schedule TO in relation to the Takeover Bid or any other offer documentation, as well as in any press releases to be issued by CMB in relation to the announcement of (its intention to launch) the Takeover Bid and within the framework of such Takeover Bid proceedings and align such descriptions in these documents with reasonable and timely comments made by the Sellers (as well as, to the extent relevant, in its answers to questions by the FSMA or the SEC). Sellers hereby consent to and authorize the publication and disclosure by the Purchaser and the Company (including, as applicable, in any Schedule TO, Schedule 13E-3 or Schedule 14D-9 that may be filed with the SEC or any other publicly filed documents relating to the Takeover Bid or the transactions contemplated by this Agreement) of such information, and shall provide to Purchaser or the Company any information reasonably requested in connection therewith.

7.4	Confidentiality and Announcements

7.4.1

The existence, subject and contents of this Agreement are confidential. Except as explicitly provided otherwise in this Agreement and subject to Clause , each Party is prohibited from disclosing all or any part of this Agreement or its existence at any time.

7.4.2	Clause shall not prohibit disclosure or use of any information if and to the extent that:

(i)

the disclosure or use is required in order to allow any Party to comply with any legal or regulatory requirement (including under Article 7:116 CCA and any requests made by the FSMA in this respect) to make a public announcement or filing or to provide information to any Governmental Authority (including the FSMA, Finanstilsynet and the SEC) or stock exchange (including Euronext Brussels, the Oslo Stock Exchange and the NYSE), in which case such Party may disclose only that portion of information it is required to disclose, it being understood and agreed that the existence, subject and contents of this Agreement may be disclosed by a Party in an amendment to such Party’s Schedule 13D and that this Agreement may be publicly filed in its entirety as an exhibit thereto, in each case at any time after the execution and delivery hereof;

(ii)	the disclosure or use is required for the purposes of any judicial or arbitration proceedings arising out of or in connection with this Agreement;

(iii)

the disclosure is made to professional advisers of any Party or by the Purchaser to the credit institutions financing the Takeover Bid, on condition that such professional advisers or credit institutions undertake or are bound by professional rules of conduct to comply with obligations substantially similar to the provisions of this Clause ;

(iv)

the disclosure is made (i) in the context of the SGM in view of the Shareholder Approval Condition or (ii) by the Purchaser in the context of the Takeover Bid, including as part of the prospectus, Schedule TO or Schedule 13E-3 or any document contained therein or filed as an exhibit thereto, or any other offer documentation, as well as in any Schedule 13D filing, press releases to be issued by CMB in relation to the announcement of (its intention to launch) the Takeover Bid and in any other communication related thereto and within the framework of the Takeover Bid proceedings or (iii) by Frontline in the context of the sale and purchase of the vessels or the settlement of the arbitration proceedings between among others Frontline, Famatown and Euronav contemplated in the Framework Agreement; or

(v)	the information is or becomes publicly available (other than as a result of a breach of this Agreement).

7.5	Release of directors’ liability

The Purchaser shall (and shall cause its Affiliates to) vote at the next relevant shareholders meeting of the Company with all Shares owned by it in favor of a resolution granting full and unconditional discharge to Mr. John Fredriksen and Mr. Cato H. Stonex for the execution of their mandate as members of the supervisory board of the Company.

8	Representations and warranties

8.1	Sellers’ Representations

Each of the Sellers represents and warrants to the Purchaser that each of the representations set out in this Clause (the “Sellers’ Representations”) are true, accurate and not misleading on the date of this Agreement and on the Closing Date.

8.1.1	Corporate existence

(i)	Each Seller is a company duly incorporated, registered and existing under the Laws of its jurisdiction of organization or incorporation.

(ii)

No Seller is in bankruptcy, liquidation or receivership (and no order or resolution therefore has been presented and no notice of appointment of any liquidator, receiver, administrative receiver or administrator has been given).

8.1.2	Capacity – Performance

(i)

Each Seller has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations (other than as set forth in this Agreement) to comply with its obligations under this Agreement.

(ii)	This Agreement is enforceable against each Seller in accordance with its terms.

(iii)	Upon the signing of this Agreement by the Parties and in accordance with its terms, this Agreement constitutes a valid and legally binding obligation of the respective Seller.

(iv)

So far as it is aware, no Seller nor any of its Affiliates is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Authority which will, or are likely to, prevent or delay the fulfilment of any of its obligations under this Agreement.

(v)

No Seller nor any of its Affiliates is currently in discussion with any person relating to any transaction involving the Sale Shares or any other transaction that could reasonably be expected to hinder or impede the purpose of this Agreement or the Framework Agreement or prevent or delay the fulfilment of any of its obligations under this Agreement or, in relation to Frontline only, the Framework Agreement.

8.1.3	No contravention

The execution and delivery of, and performance of each Sellers’ obligations under, this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate any provision of the memorandum and articles of association, by-laws or other constitutive documents of any of the Sellers, (ii) violate any Law, rule, regulation, judgment, injunction, order or decree applicable to any of the Sellers, (iii) require any consent or other action by any person under, or result in a breach of or constitute a default under, any agreement or other instrument to which a Seller is a party or by which it is bound, (iv) require, on the part of a Seller, any declaration, filing or registration with, or notice to or authorization, consent or approval of any court, governmental or regulatory body or authority, other than as set forth in this Agreement, or (v) result in the creation or imposition of any Encumbrance on any of the Sale Shares.

8.1.4	The Sale Shares

(i)

Each Seller is the sole and lawful owner of, and has full title to, the Frontline Shares respectively the Famatown Shares, that will be transferred free from any Encumbrance, and has the full right to sell the Frontline Shares respectively the Famatown Shares to the Purchaser.

(ii)

Other than as described in this Agreement, no Seller nor any of its Affiliates hold any Shares or any other securities in the Company (nor entered into any undertakings in view of acquiring such Shares or securities).

(iii)

No Seller nor any of its Affiliates has acquired any Shares or other securities issued by the Company in the 12 months preceding the date of this Agreement at a price (reduced with dividends and issue premium distributions paid by the Company since acquisition thereof) higher than the Bid Price.

8.2	Purchaser’s Representations

The Purchaser represents and warrants to the Sellers that each of the representations set out in this Clause (the “Purchaser’s Representations”) are true, accurate and not misleading on the date of this Agreement and on the Closing Date.

8.2.1	Corporate existence

(i)	The Purchaser is a company duly incorporated, registered and existing under the Laws of its jurisdiction of organization or incorporation.

(ii)

The Purchaser is not in bankruptcy, liquidation or receivership (and no order or resolution therefore has been presented and no notice of appointment of any liquidator, receiver, administrative receiver or administrator has been given).

8.2.2	Capacity – Performance

(i)

The Purchaser has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations (other than as set forth in this Agreement and for the avoidance of doubt, excluding the Takeover Bid) and sufficient funding to comply with its obligations under this Agreement.

(ii)	This Agreement is enforceable against the Purchaser in accordance with its terms.

(iii)	Upon the signing of this Agreement by the Parties and in accordance with its terms, this Agreement constitutes a valid and legally binding obligation of the Purchaser.

(iv)

So far as it is aware, the Purchaser nor any of its Affiliates is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Authority which will, or are likely to, prevent or delay the fulfilment of any of its obligations under this Agreement.

(v)

The Purchaser nor any of its Affiliates is currently in discussion with any person relating to any transaction that could reasonably be expected to hinder or impede the purpose of this Agreement or the Framework Agreement or prevent or delay the fulfilment of any of its obligations under this Agreement.

8.2.3	No contravention

The execution and delivery of, and performance of the Purchaser’s obligations under, this Agreement and the consummation of the transactions contemplated by this Agreement (for the avoidance of doubt, excluding the Takeover Bid) do not and will not (i) violate any provision of the memorandum and articles of association, by-laws or other constitutive documents of the Purchaser, (ii) violate any Law, rule, regulation, judgment, injunction, order or decree applicable to the Purchaser, or (iii) require any consent or other action by any person under, or result in a breach of or constitute a default under, any agreement or other instrument to which the Purchaser is a party or by which it is bound, (iv) require, on the part of the Purchaser, any declaration, filing or registration with, or notice to or authorization, consent or approval of any court, governmental or regulatory body or authority, other than as set forth in this Agreement.

8.2.4	The Takeover Bid

(i)

Other than as described in this Agreement (including with respect to the Takeover Bid), neither the Purchaser nor any of its Affiliates hold any Shares or any other securities in the Company (nor entered into any undertakings in view of acquiring such Shares or securities).

(ii)

Neither the Purchaser nor any of its Affiliates has acquired any Shares or other securities issued by the Company in the 12 months preceding the date of this Agreement at a price (reduced with dividends and issue premium distributions paid by the Company since acquisition thereof) higher than the Bid Price.

9	Indemnification

9.1	Indemnification by the Sellers

Each of the Sellers agrees and undertakes to indemnify the Purchaser, on a dollar-for-dollar basis, for any Loss incurred by the Purchaser which would not have been incurred by it if all facts stated in the Sellers’ Representations had been true, accurate and not misleading.

9.2	Indemnification by the Purchaser

The Purchaser agrees and undertakes to indemnify each of the Sellers, on a dollar-for-dollar basis, for any Loss incurred by any of the Sellers which would not have been incurred by it if all facts stated in the Purchaser’s Representations had been true, accurate and not misleading.

10	Termination

10.1	Termination Events

10.1.1	This Agreement may be terminated:

(i)	at any time by mutual agreement in writing between the Parties;

(ii)	by the Purchaser or by the Sellers (acting jointly) in accordance with Clause ;

(iii)	by the Purchaser in accordance with Clause ; or

(iv)	by the Sellers (acting jointly) in accordance with Clause .

10.1.2

if any of the termination events set out in clause occurs, this Agreement shall terminate automatically, upon notice being given as required under this Agreement, without any formal notice or any prior court decision being required.

10.2	Effect of Termination

10.2.1	The right to terminate this Agreement pursuant to this Clause does not prevent Parties to rely on other rights and remedies granted by this Agreement or under applicable Law.

10.2.2	If this Agreement is terminated pursuant to this Clause :

(i)

all further obligations of the Parties under this Agreement shall terminate, except that Clauses (Definitions and interpretation), (Confidentiality and announcements), and (Undertakings relating to the Takeover Bid), (Termination) and (Miscellaneous) shall continue to apply; and

(ii)	each Party shall reimburse or return to the other Parties any sum of money or any other assets that it has received from any other Party pursuant to this Agreement.

11	Miscellaneous

11.1	No right to control

Nothing in this Agreement will give any Party, directly or indirectly, the right to control the other Party or any of such Party’s Affiliates or direct the other Party’s or such Party’s Affiliates’ business or operations. Nothing in this Agreement will be interpreted in such a way as to place any Party in violation of applicable Law.

11.2	Amendments and Waivers

11.2.1	No amendment to this Agreement shall be effective unless it is made in writing and signed by all Parties.

11.2.2

Except as otherwise provided herein, no failure or delay of a Party to exercise any right or remedy under this Agreement shall be considered as a waiver of such right or remedy, or any other right or remedy under this Agreement, nor shall any partial exercise of any right or remedy under this Agreement preclude any further exercise thereof or the exercise of any other right or remedy under this Agreement.

11.2.3	Except as otherwise provided herein, no waiver shall be effective unless it is given in writing and signed by the Party that gives the waiver.

11.3	Notices

Any notice in connection with this Agreement must be given in accordance with Schedule .

11.4	Assignment

11.4.1

No Party may assign all or part of its rights and obligations under this Agreement to any third party (through a sale, a contribution, a donation or any other transaction, including the sale or contribution of a division or of a business as a whole, a merger or a demerger) without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed). As long as such consent has not been obtained, the assigning Party shall continue to be liable for all obligations that it intended to assign (without prejudice to any other right or remedy that the other Parties may have for breach of this Clause ).

11.4.2

Subject to the assignment restrictions set out in this Clause , the provisions of this Agreement shall inure to the benefit of and shall be binding upon the Parties and their respective heirs, successors and assigns.

11.5	Remedies

The Parties explicitly and irrevocably waive (and procure, as applicable, that their Affiliates shall waive) to the fullest extent permitted by law any and all rights, remedies and causes of action it or any of its Affiliates may have in connection with this Agreement, under any applicable Law, to seek the unilateral annulment, cancellation, dissolution or termination of this Agreement other than as provided in this Agreement, to invoke any defect of consent or to invoke any of the remedies set out in articles 5.59, 5.74 and 5.90 of the Civil Code, without prejudice to the remedies set out or referred to in this Agreement.

11.6	Expenses

Each Party shall bear all costs and expenses incurred or to be incurred by it or its Affiliates in connection with the negotiation, execution and performance of this Agreement and the Framework Agreement.

11.7	Severability

11.7.1

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, then such provision or part of it shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

11.7.2

In such case, each Party shall use its best efforts to immediately negotiate in good faith a valid replacement provision that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

11.8	Counterparts

11.8.1

This Agreement may be executed in any number of counterparts and each such counterpart shall constitute an original of this Agreement but, all of which, taken together, shall constitute one and the same agreement, and any Party may enter into this Agreement by executing a counterpart. This Agreement shall not be effective until each Party has executed at least one counterpart.

11.8.2

The Parties therefore expressly agree that the signing of this Agreement by a Party by means of a scan or digitized image of a signature (e.g. a scan in PDF format) or an electronic signature (e.g. via DocuSign) will have the same binding force and effect as an original signature for purposes of validity, enforceability and admissibility. Issue of a signed copy via e-mail or via an electronic signature system will have the same binding force and effect as the issue of an original physical copy.

11.9	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the Laws of Belgium.

11.10	Arbitration

11.10.1

Any dispute between the Parties arising from, related to or in any way connected with this Agreement, including non-contractual disputes, shall be exclusively and definitively settled in accordance with the CEPANI arbitration rules applicable as of the date of this Agreement (the “CEPANI Rules”), by three arbitrators appointed in accordance with the CEPANI Rules. The Purchaser on the one hand and the Sellers on the other shall nominate an arbitrator. The Party-nominated arbitrators shall then have 30 calendar days as from the last of either their respective appointments (or such further time as the Parties may agree by valid variation) to jointly nominate the third member of the arbitration tribunal, who shall be proposed for appointment as its chairperson. If the Party-nominated arbitrators are unable to jointly nominate a chairperson within 30 calendar days, the chairperson’s appointment shall be made in accordance with the CEPANI Rules.

11.10.2	The place of arbitration shall be Brussels, Belgium and the language of the proceedings shall be English.

11.10.3	Notwithstanding this Clause , the Parties shall have the right to have recourse to the ordinary courts of Belgium for interim and/or conservatory measures.

[next page is the signature page]

Done on 9 October 2023, each Party acknowledging receipt of its copy.

FRONTLINE PLC /s/ Lars Barstad
Name:	Lars Barstad
Title:	Attorney-in-fact

FAMATOWN FINANCE LIMITED /s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

CMB NV /s/ Alexander Saverys
Name:	Alexander Saverys
Title:	CEO

/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

Index of Schedules

Schedule :	Definitions and interpretations

Schedule:	Delivery of Sale Shares

Schedule :	Template resignation letter

Schedule :	Notices

Schedule 1 – Definitions and interpretation

1.1	Definitions

For the purposes of this Agreement, the following terms shall have the meanings given thereto below:

“Affiliate” means, in relation to any person, any other person which, directly or indirectly, controls, is under common control with, or is controlled by, such person, and, in the case of a trust, (i) any trustee, settlor or protector of such trust, as well as (ii) any person which, directly or indirectly, controls, is under common control with, or is controlled by such trustee, settlor or protector (excluding, for the avoidance of doubt, any beneficiary of such trust).

“Agreement” has the meaning given thereto in Recital .

“Bid Price” has the meaning given thereto in Clause .

“Business Day” means any day on which banks in Belgium are open to the public, excluding Saturdays and Sundays.

“CCA” means the Belgian Code of Companies and Associations (“Wetboek van vennootschappen en verenigingen”).

“CEPANI Rules” has the meaning given thereto in Clause .

“Civil Code” means the Belgian Civil Code (“Burgerlijk Wetboek”).

“CMB” has the meaning given thereto in the Parties’ section.

“Company” has the meaning given thereto in Recital .

“Condition(s) Precedent” has the meaning given thereto in Clause .

“Closing” means transfer of the ownership title to the Sale Shares under this Agreement, and performance of the other Closing Actions of the Parties, in accordance with Clause .

“Closing Actions” has the meaning given thereto in Clause .

“Closing Date” has the meaning given thereto in Clause .

“Euronav” has the meaning given thereto in Recital .

“Encumbrance” means any pledge of real or personal property, mortgage, lien, right of retention, charge, ownership right, easement or right of way, joint possession, dismemberment of the right of ownership, pre-emptive rights, options, or other security or similar third-party rights which has the purpose or the effect of restricting the ownership, the use or the transferability of the relevant asset.

“Famatown” has the meaning given thereto in the Parties’ section.

“Famatown Shares” has the meaning given thereto in Recital .

“FA Regulatory Condition” has the meaning given thereto in Clause .

“Framework Agreement” has the meaning given thereto in Recital .

“Frontline” has the meaning given thereto in the Parties’ section.

“Frontline Shares” has the meaning given thereto in Recital .

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“FSMA” means the Belgian Financial Services and Markets Authority (“Autoriteit voor financiële diensten en markten”).

“Governmental Authority” means (i) the government of any jurisdiction (or any political or administrative subdivision thereof), whether national, federal, provincial, regional, state, county, municipal, local or foreign, and any subdivision, department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby, (ii) any public international organization or supranational body (including the European Union and the European Economic Area) and its institutions, departments, agencies and instrumentalities, and (iii) any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, foreign investment, tax or other governmental or quasi-governmental or self-regulatory authority, including any stock exchange.

“HOA” has the meaning given thereto in Recital .

“Law” means all applicable legislation, statutes, transposed directives, regulations, decrees, ordinances, instruments, decrees, codes, bylaws, rules or other legally binding guidance, orders, consents, permits, policies, restrictions or licenses or other legislative measures or decisions issued, enacted, adopted, promulgated, implemented or otherwise made effective by or under the authority of any Governmental Authority, in each case having the force of law, and treaties, conventions and other agreements between states, or between states and the European Union or other supranational authorities, and all judgments, decisions, orders, directives, recommendations, circulars and standards of any Governmental Authority.

“Long Stop Date” has the meaning given thereto in Clause .

“Loss” means any damage (“schade”) within the meaning of Articles 5.86 and 5.87 (and the articles to which these clauses refer) of the Civil Code.

“MOA” has the meaning given thereto in Recital .

“NYSE” has the meaning given thereto in Recital .

“Part(y)(ies)” has the meaning given thereto in the Parties’ section.

“Purchase Price” has the meaning given thereto in Clause .

“Purchaser” has the meaning given thereto in the Parties’ section.

“Purchaser’s Representations” has the meaning given thereto in Clause .

“Regulatory Approvals” means the following regulatory approvals: any waiting period (and any extensions thereof) applicable to consummation of the Transaction required under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Remedies” has the meaning given thereto in Clause .

“SEC” means the United States Securities and Exchange Commission.

“Sellers’ Representations” has the meaning given thereto in Clause .

“Sale Shares” has the meaning given thereto in Recital .

“Seller(s)” has the meaning given thereto in the Parties’ section.

“SGM” has the meaning given thereto in Clause .

“Shares” has the meaning given thereto in Recital .

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“Shareholder Approval Condition” has the meaning given thereto in Clause .

“SPA Regulatory Condition” has the meaning given thereto in Clause .

“Takeover Bid” has the meaning given thereto in Clause .

“Takeover Decree” means the Belgian royal decree on public takeover bids dated 27 April 2007, as amended.

“Transaction” has the meaning given thereto in Recital .

1.2	Interpretation

For the purposes of interpreting this Agreement, the following shall apply:

1.2.1	The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.

1.2.2	The Schedules to this Agreement form an integral part hereof and any reference to this Agreement includes the Schedules and vice versa.

1.2.3	All periods of time set out in this Agreement shall be calculated in accordance with section 1:32 CCA.

1.2.4

In the event of any difficulty of interpretation, the rules set out in Articles 5.64 and 5.65 of the Civil Code shall apply. The Parties expressly waive the application of Article 5.66 of the Civil Code and Article 1602 of the old Belgian civil code (“Oud Burgerlijk Wetboek”).

1.2.5	Unless otherwise specified, a reference in this Agreement to:

(i)	the term “control” and “affiliate(d)” (or any derivations thereof) shall have the meaning ascribed to the terms “controle” and “verbonden” in Articles 1:14 through 1:18 and 1:20 CCA;

(ii)	the terms “includes” and “including” means including but not limited to;

(iii)

the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof), the Parties intend to refer to the Belgian legal concept of “sterkmaking” combined with a guarantee (“waarborg”) in case of non-performance; and

(iv)	the expression “best efforts” (or any similar expression or derivation thereof) shall be construed as a “middelenverbintenis”.

3

Schedule – Delivery of Sale Shares

With respect to Sale Shares that are held by a Seller in account(s) maintained by such Seller at a DTC Participant broker, such Seller shall on or prior to 10:00am New York City time on the Closing Date irrevocably instruct such DTC Participant broker in writing to electronically transmit such shares in electronic form via book-entry transfer to the Purchaser’s DTC Participant broker (or account at the DTC Participant broker, as applicable) specified in the notice delivered by Purchaser in accordance with Clause 5.2.1(ii). Such irrevocable instruction shall include all accompanying documentation as required by Purchaser’s DTC Participant broker to effect the transfer of such shares to Purchaser, including, but not limited to, stock powers or other duly executed instruments of transfer bearing an appropriate medallion signature guarantee of such Seller (if so required). Upon Purchaser’s confirmation of receipt of all such shares by Purchaser’s DTC Participant broker, Purchaser shall remit the Purchase Price in respect of such shares to such Seller.

With respect to Sale Shares that are held by a Seller in account(s) maintained by such Seller at the US Transfer Agent in its direct registry system, such Seller shall on or prior to 10:00am New York City time on the Closing Date irrevocably instruct the US Transfer Agent in writing to electronically transmit such shares to the Purchaser’s US Broker specified in writing in accordance with Clause 5.2.1(ii) through the facilities of DTC via its DWAC (Deposit and Withdrawal at Custodian) system. Such notice to the US Transfer Agent shall include all accompanying documentation as required by the US Transfer Agent to effect the transfer of such shares to the Purchaser, including, but not limited to, stock powers or other duly executed instruments of transfer bearing an appropriate medallion signature guarantee of such Seller (if so required). Upon Purchaser’s confirmation of receipt of all such shares by Purchaser’s DTC Participant broker, Purchaser shall remit the Purchase Price in respect of such shares to such Seller.

For purposes hereof, the term “DTC” means The Depository Trust Company, its nominees and their respective successors; the term “DTC Participant” means a Person that is entitled to deposit securities with DTC in its capacity as a “participant,” as defined in and pursuant to DTC’s governing documents; and the term “US Transfer Agent” means Computershare Trust Company N.A. and/or its affiliates in its capacity as the Company’s transfer agent for its ordinary shares in the United States.

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Schedule – Template Resignation Letter

Euronav NV

For the attention of the Supervisory Board

De Gerlachekaai 20, 2000 Antwerp, Belgium

[place], [date]

Dear Madams, Sirs,

I hereby resign with effect from [Completion] as member of the Supervisory Board of Euronav NV (the Company).

I would be grateful if you could fulfill all publication and registration formalities with respect to my resignation and provide me with a copy of all relevant documents.

I hereby request that you grant me interim release for all acts performed in my capacity as member of the Supervisory Board until the [Completion] at the next general meeting of shareholders of the Company. I also ask that you formally release me from liability for all acts performed in my capacity as a member of the Supervisory Board of the Company for the last and current financial years at the next annual general meeting of the Company.

Yours faithfully,

[name]

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Schedule – Notices

Any notice in connection with this Agreement must be in writing in English and shall be validly given with respect to each Party if:

•	delivered by hand (with written confirmation of delivery) to the addresses and attention of the persons listed hereinafter;

•

sent by e-mail (with confirmation received by registered mail or an internationally recognized courier company within three Business Days thereafter) to the e-mail addresses and postal addresses set out hereinafter; or

•	sent by registered mail or an internationally recognized courier company to the addresses set out hereinafter;

or to such other addressee, e-mail address or postal address as a Party may notify to the other Parties in accordance with this Schedule .

If to Famatown:	Attn.:	Spyros Episkopou and Thorolf Aurstad

	Address:	[as mentioned in the Parties’ section]

E-mail:

If to Frontline:	Attn.:	Lars Barstad and Inger Klemp

	Address:	[as mentioned in the Parties’ section]

E-mail:

If to CMB:	Attn.:	Alexander Saverys and Ludovic Saverys

	Address:	[as mentioned in the Parties’ section]

E-mail:

Any notice shall be effective upon receipt and shall be deemed to have been received:

•	at the time of delivery, if delivered by hand or a courier company;

•

on the next Business Day if sent by e-mail (provided, however, that if no confirmation is received within three Business Days, the notice shall be deemed to have been received on the date when such confirmation is actually received);

•	on the first Business Day following the date of posting if sent by registered mail, provided that both the sender and the addressee reside or have their registered office in Belgium; or

•	on the third Business Day following the date of posting if sent by registered mail where either the sender or the addressee does not reside or have its registered office in Belgium.